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                                                                    Exhibit 99.1

Century Sets New Operating Plan For Ravenswood Unit

      Ravenswood, WV, July 1, 1997 - Century Aluminum Company (NASDAQ: CENX) has announced a new operating plan to improve the financial performance of its Ravenswood Operations in West Virginia.

      The plan features:

      o A continuation of the shift to the production of high-value rolled aluminum products that take advantage of Ravenswood's unique equipment capabilities;

      o A 20 percent curtailment in the production of sheet products to reduce participation in low-margin markets;

      o A resulting 10 percent reduction in employment levels that the company believes can be achieved through early retirement incentives;

      o A streamlining of the Rolled Products organization to attain higher levels of operating efficiency.

      Announcing the plan, Gerald A. Meyers, president and chief operating officer, said:

      "This plan combines the product strategy we have been following for the past five years with a fundamental change in our operating strategy for the plant.

      "Unchanged is our move to the production of more premium products for which we have special technical or equipment capabilities. Changed, however, is an operating strategy built around the traditional view that aluminum rolling mills must always be operated at the limits of their capacity.

      "The Ravenswood mills are operating at the outer limits of their capacity. The curtailment we are announcing will accelerate our on-going withdrawal from low-margin markets. More importantly, it enables us to devote more energy to attaining higher levels of quality, delivery performance, and customer satisfaction."

      The centerpiece of the plan to raise the output of premium products is a $28-million plate-expansion project announced late last year. The project, already underway, is adding more than 25-million pounds of plate-making capacity at the plant - doubling current output. The new capacity will come on stream in phases beginning in the third quarter of 1998.

      The cutailment in sheet production will reduce overall volume 20 percent, or about 55,000 metric tons a year, and be focused on low-margin, commodity products. The reduction will begin in the fourth quarter of 1997 and be completed by the end of 1998.


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      To bring staffing levels in line with the lower production rates, Century is offering early retirement incentives to employees who meet certain age and service requirements. The incentives are expected to reduce employment by 170 hourly-paid positions and 30 salaried positions, and eliminate need for layoffs. Costs associated with the incentives, training and other related activities are expected to total between $4 million and $5 million.

      Ravenswood Operations has 2,200 employees. It includes a reduction plant with capacity to produce 168,000-metric tons per year (mtpy) of primary aluminum, and mills with a capacity to roll more than 270,000 mtpy of aluminum sheet and plate products. Century also holds a 26.7 percent share in a 200,000-mtpy aluminum reduction plant at Mt. Holly, SC. Century had revenues of $689 million in 1996 and is based in Montery, CA.

Editorial contact:  A. T. Posti 408/642-9300